Nicholas,

     As we discussed, attached please find four pages from the Select Medical Preliminary Proxy Statement, each of which has been marked to show our proposed changes from the Preliminary Proxy Statement filed on December 21, 2004. These changes have been made in response to Comment #6 from Mr. Riedler’s letter dated January 11, 2005, and are being made in accordance with our telephone call yesterday. Please let me know by reply email or at the phone number written below if you have any questions or concerns regarding our proposed changes. We will look forward to hearing from you. For your information, our intention is to refile the Preliminary Proxy Statement tomorrow, January 14th.

     Also as we discussed, the Company will file a copy of this email and the attached pages as correspondence on EDGAR. We appreciate your time and assistance.

     Best regards.

Stephen M. Leitzell
Dechert LLP
4000 Bell Atlantic Tower
1717 Arch Street
Philadelphia, PA 19103-2793
direct: +1.215.994.2621
desktop fax: +1.215.655.2621
stephen.leitzell@dechert.com
www.dechert.com

      The special committee did not consider any firm acquisition proposals from other possible buyers with respect to a merger or consolidation, sale of assets or other change of control of Select because the special committee was not aware that any such proposals were made during the past 3 years. Similarly, the special committee did not assign any significance to recent purchases of Select common stock by members of the buying group described under “— Position of the Buying Group as to the Fairness of the Merger” beginning on page      , as those purchases were completed as a result of the exercise of employee and director stock options. The special committee did not consider the historical market prices of Select’s common stock prior to May 12, 2004, the day after CMS announced a proposed regulatory change affecting reimbursement rates applicable to Select’s long-term acute care hospitals that resulted in the adoption of the CMS Regulations on August 2, 2004, as a material factor because those prices do not reflect the effect of the CMS Regulations on Select and its business. In addition, the special committee did not consider a possible liquidation transaction as a viable alternative. Select is essentially a service company, and its tangible assets are incidental to its service operations. As a result, the value of Select is tied to its existence as an integrated going concern. Moreover, a portion of Select’s success is attributable to its market share and market presence. As a result, the special committee concluded that any liquidation of Select’s assets, or any break-up, spin-off and piecemeal sale of Select’s business or assets, would not maximize stockholder value. Therefore, the special committee did not consider a possible liquidation value. Further, the special committee did not consider net book value, which is an accounting concept, as a factor because the merger consideration of $18.00 per share is significantly higher than $4.72, the net book value per share of Select common stock at September 30, 2004.

      The special committee also determined that the merger is procedurally fair because, among other things:

•	the board of directors established a special committee of independent directors to consider and negotiate the merger agreement, and the special committee retained its own independent counsel and its own independent financial advisor who have extensive experience in transactions similar to the merger;

•	the special committee consists solely of directors who are not officers or employees of Select, and who are independent of and have no economic interest or expectancy of an economic interest in Welsh Carson, Holdings or the surviving corporation (If the merger is completed, then the special committee members will, however, like all other Select stockholders and option holders receive cash payments for their shares and stock options in an aggregate amount equal to $1,615,728. See “— Interests of Select Directors and Executive Officers in the Merger” beginning on page . Whether the merger is completed or not, each special committee member will be paid $65,000 for his service on the special committee, and will be reimbursed for out-of-pocket expenses incurred in connection with his service on the special committee. As members of the board of directors, the special committee members will also benefit from the indemnification, insurance and related provisions contained in the merger agreement with respect to their acts or omissions as directors);

•	the special committee was given exclusive authority, pursuant to resolutions adopted by the board of directors, to, among other things, evaluate, negotiate and recommend the terms of any proposed transaction and to reject on behalf of Select any offer that the special committee could not favorably recommend to the board of directors;

•	the cash merger consideration of $18.00 per share and other terms and conditions of the merger agreement resulted from arm’s-length negotiations between the special committee and Welsh Carson;

•	the merger must be approved not only by the holders of a majority of shares of Select common stock but also by holders of a majority of the shares of Select common stock excluding Holdings, Acquisition Corp., Welsh Carson, their respective affiliates, their co-investors and the continuing investors;

•	Select issued a press release regarding the merger in which it publicly announced its ability to actively solicit other possible buyers through November 5, 2004 and to respond to unsolicited acquisition proposals from other possible buyers after November 5, 2004 if the special committee determines that the unsolicited acquisition proposals could lead to a superior proposal;

in reaching its determination. In addition, each member of the special committee may have assigned different weights to various factors. The determination of the special committee was made after consideration of all factors taken as a whole.

      Reasons for the Board of Directors’ Determination. The board of directors of Select consists of 10 directors, 2 of whom serve on the special committee. In reporting to the Select board of directors regarding its determination and recommendation, the special committee, with its legal and financial advisors participating, advised the other members of the board of directors of the course of negotiations with Welsh Carson and its legal counsel, its review of the merger agreement and the related financing commitments and the factors that the special committee considered in reaching its determination that the terms of the merger agreement and the merger are advisable and fair to, and in the best interests of, the unaffiliated stockholders. On October 17, 2004, Banc of America Securities LLC presented to the board of directors of Select its financial analysis of the proposed transaction and delivered its written opinion, dated October 17, 2004 (which was subsequently updated on November 18, 2004), to the special committee and the board of directors which stated that, as of that date, and based upon and subject to the assumptions made, matters considered, qualifications and limitations set forth in the written opinion, the consideration of $18.00 per share in cash to be received by the unaffiliated stockholders was fair from a financial point of view to the unaffiliated stockholders. After receiving the special committee’s recommendation with respect to the approval of the merger agreement and the merger and listening to the presentation of Banc of America Securities LLC, the members of the board of directors who are affiliated with the buying group and the members of the board of directors who are paid advisors to Welsh Carson excused themselves from the meeting, and the remaining directors met with the special committee to discuss the terms of the merger and the advisability and fairness of proceeding with the merger. Following this meeting, these directors unanimously agreed that it was in the best interests of the unaffiliated stockholders to proceed with the merger. Thereafter, the board of directors, with all members present, adopted the recommendation of the special committee, found that the merger agreement and the merger are advisable and procedurally and substantively fair to, and in the best interests of, the unaffiliated stockholders and unanimously approved the merger agreement and the merger. As part of its determination with respect to the merger set forth below, the board of directors adopted the fairness analysis and conclusion of the special committee and relied upon the analyses and opinion of Banc of America Securities LLC, and the factors, both positive and negative, considered by the special committee in respect of such fairness analysis and conclusion, based upon the board of directors’ view as to the reasonableness of such fairness analysis and conclusion. In light of the wide variety of factors considered in its evaluation of the merger, the board of directors did not find it practicable to quantify or otherwise assign relative weights to, and did not make specific assessments of, the specific factors considered in reaching its determination. Instead, the board of directors based its position on the totality of the information presented and considered.

      The Select board of directors believes that the merger agreement and the merger are advisable and procedurally and substantively fair to, and in the best interests of, the unaffiliated stockholders. The board of directors adopted the special committee’s analysis and conclusions, which included both positive and negative factors. See “— Recommendation of the Special Committee of the Board of Directors and Reasons for the Merger — Reasons for the Special Committee’s Determination.” In reaching this conclusion, the board of directors considered the following material items:

•	the merger consideration of $18.00 per share was payable in cash and represented a substantial premium over the market price of common stock of Select before the public announcement of the execution of the merger agreement, namely, an approximately 26.6% premium over the stock market closing price of $14.22 per share on October 15, 2004 and an approximately 35.5% premium over the average stock market closing price of $13.28 per share for the 30 trading days preceding the public announcement of the execution of the merger agreement;

•	the $18.00 per share merger consideration and other terms and conditions of the merger agreement resulted from arm’s-length negotiations between the special committee and Welsh Carson;

•	Select’s repurchases of shares of its common stock during the last 2 years were at prices substantially below $18.00 per share;

•	the special committee consists solely of directors who are not officers or employees of Select, are independent of and have no economic interest or expectancy of an economic interest in Welsh Carson, Holdings or the surviving corporation;

•	the special committee retained its own independent financial and legal advisors who have extensive experience in transactions similar to the merger, conducted extensive negotiations with Welsh Carson and had the authority to reject the transactions proposed by Welsh Carson (these negotiations led to an increase in the cash consideration to be received by the holders of Select common stock from between $16.50 and $17.25 to $18.00 per share);

•	Welsh Carson did not participate in or have any influence on the deliberative process of, or the conclusions reached by, the special committee or the negotiating positions of the special committee;

•	the special committee obtained a written opinion, dated October 17, 2004, from its independent financial advisor (both for its own benefit and for the benefit of the board of directors) indicating that as of that date, and based upon and subject to the assumptions made, matters considered, qualifications and limitations set forth in the written opinion, the cash merger consideration of $18.00 per share to be received by the unaffiliated stockholders was fair from a financial point of view to the unaffiliated stockholders and upon its request, the special committee subsequently obtained a written opinion, dated November 18, 2004, from its independent financial advisor (both for its own benefit and for the benefit of the board of directors) indicating that, as of that date and based upon and subject to the assumptions made, matters considered (including the proposed SemperCare acquisition), qualifications and limitations set forth in the written opinion, the cash merger consideration of $18.00 per share to be received by the unaffiliated stockholders was fair from a financial point of view to the unaffiliated stockholders, which opinion the board of directors considered in its totality, and the specific financial analyses presented by Banc of America Securities LLC to the board of directors in connection with the delivery of its fairness opinion, which analyses related to summary valuation ranges relating to Select based on historical trading prices, trading multiples of comparable public companies, premiums paid in other transactions, estimates of future discounted cash flows based on estimates provided by Select management, and possible values attainable in a leveraged buyout transaction based on management’s estimates, as described more fully below under “— Opinion of the Financial Advisor to the Special Committee”;

•	the fact that the merger agreement permitted Select not only to solicit acquisition proposals from other possible buyers through November 5, 2004 but also permits Select to, even after November 5, 2004, provide information and participate in negotiations with respect to other possible buyers that have submitted acquisition proposals in the circumstances described in the merger agreement and, in either such case, to terminate the merger agreement to accept a superior acquisition proposal;

•	Select issued a press release regarding the merger in which it publicly announced its ability to actively solicit other possible buyers through November 5, 2004, and to respond to unsolicited acquisition proposals from other possible buyers after November 5, 2004 if the special committee determines that the unsolicited acquisition proposals could lead to a superior proposal;

•	the intention to solicit, with the assistance of Banc of America Securities LLC, acquisition proposals from other possible buyers for a period of time as permitted by the merger agreement;

•	the special committee believed, based on information provided by its financial advisor and legal advice, that the termination fee of $40.0 million (or less than 2% of the equity value and the enterprise value of the transaction) was lower than or comparable to termination fees in most public company merger transactions, even considering the requirement that Select reimburse certain expenses incurred by Welsh Carson and its affiliates in connection with the transaction up to a maximum amount of $750,000, and that these obligations should not unduly discourage other possible buyers from offering an acquisition proposal that is more favorable than the merger agreement proposed by Welsh Carson;

      Each member of the buying group believes that the merger is procedurally fair for all the reasons listed above, including as a result of the creation of the special committee, notwithstanding the fact that Select did not retain an unaffiliated representative to act on behalf of Select’s unaffiliated stockholders. In this regard, each member of the buying group notes that our non-employee directors believe it was not necessary to appoint an additional representative unaffiliated with Select to act solely on behalf of the unaffiliated stockholders for purposes of negotiating the terms of the merger agreement or preparing a report concerning the fairness of the merger in light of the fact that the use of a special committee of this type is a well-recognized mechanism to achieve fairness in transactions such as the merger. See “— Recommendation of the Special Committee and the Board of Directors and Reasons for the Merger — Reasons for the Special Committee’s Determination.”

      In evaluating the fairness of the merger to Select’s unaffiliated stockholders, the buying group did not consider net book value because they believe that net book value, which is an accounting concept, does not reflect, or have any meaningful impact on, the market trading prices for Select common stock. The buying group noted, however, that the merger consideration of $18.00 per share is significantly higher than $4.72, the net book value per share of Select common stock at September 30, 2004. The buying group did not consider liquidation value in determining the fairness of the merger to Select’s unaffiliated stockholders because Select will continue to operate its businesses following completion of the merger and because of the buying group’s belief that liquidation sales generally result in proceeds substantially less than sales of a going concern. The buying group did not establish going concern value for the Select common stock as a public company to determine the fairness of the merger consideration to the unaffiliated shareholders. None of the members of the buying group believe that there is a single method for determining going concern value and, therefore, did not base their valuation of Select on a concept that is subject to various interpretations. Further, the members of the buying group believed that, to the extent that Select’s pre-merger going concern value was already reflected in the pre-announcement per share stock price of Select’s common stock, such pre-merger going concern value undervalued Select in comparison to the offer prices being discussed in the merger negotiations, which from the outset reflected a premium to such pre-announcement stock price. The buying group did not consider the historical market prices of Select’s common stock prior to May 12, 2004, the day after CMS announced a proposed regulatory change affecting reimbursement rates applicable to Select’s long-term acute care hospitals that resulted in the adoption of the CMS Regulations on August 2, 2004, as a material factor because those prices do not reflect the effect of the CMS Regulations on Select and its business. In addition, the buying group did not consider any other firm offers made by any unaffiliated third parties with respect to a merger or consolidation, sale of assets or other sale of Select, as it was not aware of any such offers during the past 2 years. The buying group also did not assign any significance to recent purchases of Select common stock by members of the buying group described under “— Common Stock Purchase Information” beginning on page  because the purchases were all made upon exercise of employee and director stock options or outstanding warrants.

      The buying group did not receive any opinion, report or appraisal from an outside party that is materially related to the merger.

      In addition, since the members of the buying group relied on their own analysis and conclusions in determining their belief as to the fairness of the proposed merger to Select’s unaffiliated stockholders, they did not adopt the conclusions of the special committee or the board of directors of Select with respect to such fairness and accordingly, did not adopt the analysis or opinion of the special committee’s financial advisor.

      The buying group found it impracticable to assign, nor did they assign, relative weight to the individual factors considered in reaching its conclusion as to fairness. The foregoing discussion of the information and factors considered by the buying group as to the fairness of the merger is believed to include all of the material factors considered by the buying group.

      The buying group’s views as to the fairness of the merger to the unaffiliated stockholders should not be construed as a recommendation to any stockholder as to whether such stockholder should vote in favor of the merger agreement and the merger.

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